

TD Bank

America's Most Convenient Bank®

TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2019

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2018 (MM/DD/YY) AND ENDING October 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 11th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Private Client Wealth LLC, as of October 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Rosenthal
Signature

Chief Financial Officer
Title

Robin Kraus
Notary Public

ROBIN KRAUS
Notary Public, State of New York
No. 31-4920571
Quali... New York County
Commission Expires June 7, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Private Client Wealth LLC

Statement of Financial Condition

Year Ended October 31, 2019

Contents

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of TD Private Client Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



Ernst & Young LLP

EY has served as auditor since 2012

December 19, 2019

<p align="center">TD Private Client Wealth LLC</p>

<p align="center">Statement of Financial Condition</p>

<p align="center">October 31, 2019</p>

Assets

Cash	$	36,818,006
Cash deposited with clearing organizations		250,000
Cash and restricted cash		37,068,006
Accounts receivable		209,931
Receivable from affiliates		3,159
Other assets		299,988
Total assets	$	37,581,084

Liabilities and member's equity

Liabilities:

Unearned revenue	$	4,299,703
Payable to asset managers		1,322,329
Payables to affiliates		1,191,428
Other payables		233,432
Total liabilities		7,046,892
Member's equity		30,534,192
Total liabilities and member's equity	$	37,581,084

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity and custodial broker for client assets.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Significant U.S. GAAP policies, which affect the determination of financial position, results of operations, changes in member's equity and cash flows, are summarized below.

Notes to Statement of Financial Condition

October 31, 2019

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Certain expenses (including tax expense) are based on accounting estimates from the Parent. See Note 3 – Income Taxes and Note 4 – Related Party Transactions for additional information.

Cash and Restricted Cash

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash deposited with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC and is considered restricted from general use.

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied which affects the timing of revenue recognition requires the use of judgment.

A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Company performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Company provides a stand-ready service or effort is expended evenly by the Company to provide a service over the contract period. In contracts where the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, the Company recognizes revenue in the amount to which it has a right to invoice. In these instances,

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

the Company generally satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date.

The Company identifies contracts with customers subject to ASC Topic 606 which creates enforceable rights and obligations and determines the performance obligations based on distinct services promised to the customers in the contracts.

For each contract or group of homogenous contracts, the transaction price for each distinct performance obligation is identified, which includes estimating variable consideration of price constraints. Variable consideration, including refunds and discounts as applicable, is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. If a significant reversal is highly probable, the estimate of the variable consideration is constrained until the end of the invoicing period and is not included in the transaction price until the uncertainty is resolved.

The Company's receipt of payment from Brokerage customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. For certain advisory contracts, revenue is billed a quarter in advance. As such, the Company has not recognized any material contract assets (unbilled receivables), though recognizes a contract liability (deferred revenues) for certain advisory contracts. There is no significant financing component associated with the consideration due to the Company.

When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Company is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Company is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Company being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.

Investment Advisory and Commission Revenue

Revenue includes brokerage commissions, fees for riskless principal trading, investment advisory fees, fees for new account openings, and other revenue related to customer security transactions. Revenues related to trading and security transactions for brokerage accounts which are recorded on a trade-date basis at a point in time when applicable and recorded in the month

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

services are performed. Certain investment advisory contracts call for fees related to client-managed account holdings to be paid by the customer quarterly in advance based on the average market value of the client asset holdings as of the end of the previous quarter. Revenue collected in advance for new customers is deferred and recognized over time as advisory services are performed monthly. Fees related to new accounts opened during a quarter are captured through a monthly process and are generally billed in advance and amortized over the remainder of the current quarter as advisory services are performed.

Fees received but not yet earned amounted to $4,299,703 and are reported as Unearned revenue on the Statement of Financial Condition at October 31, 2019.

Referral Revenue

The Company earns revenue from referring customers to certain programs managed by a third party and receives a referral fee in return. Referral fees are recognizable at a point in time and are recorded on a monthly basis.

Sweep Fee Revenue

In January 2019, the Company entered into a deposit sweep agreement with Pershing LLC, TD Bank USA (an affiliate of TDPCW), and TD Bank N.A. ("the Banks") to offer the Company's brokerage customers the opportunity to sweep cash balances held at the custodial broker (Pershing) to the destination banks to provide customers with interest and Federal Deposit Insurance Corporation ("FDIC") coverage on the un-invested cash at no additional cost to the customer. As a result of the offering, the Banks pay a marketing fee to the Company for arranging the sweep of cash held at the custodial broker. The Company pays Pershing LLC a tiered sweep fee and pays a servicing fee to TD Bank USA as well as reimburses TD Bank N.A. and TD Bank USA for FDIC expenses incurred (collectively referred to a net marketing fee). Marketing fee revenue is recognized as marketing services are performed, net of the expenses paid to third parties.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to third-party asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. All amounts were earned and paid as of October 31, 2019.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

2. Accounting Changes

The following accounting pronouncements were adopted in the current fiscal year.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)"	The guidance clarifies the principles for recognizing revenue and states revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration in which the entity expects to be entitled in exchange for those goods of services, has occurred.	October 31, 2019	The guidance did not have a material impact on the financial statements because the recognition pattern of revenue did not change.
In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments"	The guidance provides clarifications to eight specific cash flow issues intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.	October 31, 2019	The guidance did not have a material impact on the financial statements.
In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash"	The guidance requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.	October 31, 2019	The guidance did not have a material impact on the financial statements.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

2. Accounting Changes (continued)

The following recent accounting pronouncements are effective for the Company in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)"	The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. A lessee will continue to recognize expense in its income statement in a manner similar to the requirements under the current lease accounting guidance. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. The guidance also eliminates the real estate specific provisions of the current guidance.	October 31, 2020	The guidance is not expected to have a material impact on the financial statements.
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement"	The guidance eliminates, adds and modifies certain fair value disclosures for all entities.	October 31, 2020	The guidance will impact fair value disclosures only.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

11

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

2. Accounting Changes (continued)

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	The guidance provides a new current expected credit loss model to account for credit losses on certain financial assets and off-balance sheet exposures (e.g., loans and trade receivables). The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The guidance also modifies the current other-than-temporary impairment guidance for available-for-sale debt securities to require the use of an allowance rather than a direct write down of the investment and replaces existing guidance for purchased credit deteriorated loans and debt securities.	October 31, 2021	The Company is assessing the impact of this guidance on the financial statements.

3. Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act. The reform implemented an alternative base erosion and anti-abuse tax ("BEAT") on U.S. corporations that make deductible payments to non-U.S. related persons in excess of specified amounts. The Company is subject to the BEAT regime, however the Company does not expect it to affect its tax provision at October 31, 2019. The finalization of the U.S. Treasury Regulations for BEAT are expected to occur in 2020, at which point the Company's BEAT position will need to be re-assessed.

As of October 31, 2019, the Company had no net deferred tax assets.

The Company's Payable to affiliates includes $561,390 at October 31, 2019, representing federal, state, and local taxes payable to the Parent since the Company does not file any returns on a stand-alone basis.

From time to time, the tax authorities may review and/or challenge specific tax positions taken by the Company in its ordinary course of business. The Company believes that its income tax returns have been filed based upon applicable statutes, regulations and case law in effect at the time of filing, however, the tax authorities could challenge the Company's interpretation.

The Company determines uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves. It is reasonably possible that the unrecognized tax benefits will decrease by $38,626 over the next 12 months as a result of completion of tax authorities' exam or the expiration of statutes of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. For the year ended October 31, 2019, the Company did not recognize any interest. The Company did not accrue for the payment of interest and penalties.

The Company operates in the United States. Tax years 2014-2015 are currently under examination by the IRS. Tax years 2016-2018 also remain open for examination. The state and local tax returns of New York State and New York City, respectively, are currently under examinations for tax years 2012-2015. The Company also has open tax years for the periods 2015-2018 for jurisdictions deemed to be immaterial.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2019

4. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $610,241 as of October 31, 2019, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company has entered into an agreement with its Parent and TD Bank USA related to the deposit sweep agreement with Pershing LLC discussed in Note 1. The Company receives a marketing fee from TD Bank N.A. and TD Bank USA for arranging the sweep of cash to the Banks. The Company pays a servicing fee to TD Bank USA and reimburses TD Bank N.A. and TD Bank USA for FDIC expenses. The Company has a receivable from its Parent related to this agreement of $231,348 as of October 31, 2019, which is included in Payables to affiliates on the Statement of Financial Condition. The Company has a receivable from TD Bank USA related to this agreement of $3,159 as of October 31, 2019, which is included in Receivable from affiliates on the Statement of Financial Condition.

The Company maintains a demand deposit bank account with the Parent. The Company did not use the account during the year and did not have a balance on deposit with the Parent at October 31, 2019.

The Company has also entered into agreements with The Toronto-Dominion Bank and affiliates related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion Bank and affiliates to provide services related to the development and management of the Company's investment product offering, perform manager research, portfolio management, investment strategy, due diligence, and advisory and oversight services. The Company's Payables to affiliates includes $251,145 on the Statement of Financial Condition representing the amount due to affiliates at October 31, 2019 for these services.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business. Legal provisions are established when it becomes probable that the Company will incur an expense and the amount can be reliably estimated, although it is possible the Company may incur additional losses and actual losses may vary significantly from estimates. Based on currently available information, the Company believes no losses are reasonably possible.

6. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2019, the Company's net capital, as defined, was $30,021,056, which exceeded the minimum requirement under SEC Rule 15c3-1 by $29,551,263. The ratio of aggregate indebtedness to net capital was 23.47%.